Jill Denham Leaving CIBC

Toronto, April 11, 2005 — Jill Denham, Vice Chair, Retail Markets, is leaving CIBC (TSX: CM, NYSE: BCM) to pursue other interests.

“I want to personally thank Jill for her 22 years of service to CIBC,” said John Hunkin, Chief Executive Officer, CIBC. “Jill brought energy and enthusiasm to every position she held at the bank and was instrumental in successfully repositioning our Retail operations. I know I speak for all of my colleagues in wishing Jill every success in her future endeavors.”

CIBC is a leading North American financial institution. CIBC provides a full range of products and services to over nine million retail clients, administers $184.5 billion of assets for individuals and meets the complex business needs of corporate and institutional clients. At year-end, CIBC’s total assets were $278.8 billion and its market capitalization was $25.7 billion.

CONTACT: Robert Waite, Senior Vice President, Communications and Public Affairs, at 416-956-3330.